UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

INVITROGEN CORPORATION

(Name of Subject Company (Issuer))

INVITROGEN CORPORATION

(Names of Filing Corporation (Issuer))

2.0% Convertible Senior Notes due 2023

1.5% Convertible Senior Notes due 2024

(Title of Class of Securities)

46185RAF7, 46185RAE0, 46185RAH3 and 46185RAG5

(CUSIP Numbers of Classes of Securities)

GREGORY T. LUCIER

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

INVITROGEN CORPORATION

1600 FARADAY AVENUE

CARLSBAD, CA 92008

TELEPHONE: (760) 603-7200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

JEFFREY T. BAGLIO, ESQ.

PAUL B. JOHNSON, ESQ.

GRAY CARY WARE & FREIDENRICH LLP

4365 EXECUTIVE DRIVE, SUITE 1100

SAN DIEGO, CA 92121-2133

TELEPHONE: (858) 677-1400

CALCULATION OF FILING FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price(5)	Amount of Registration Fee(5)
2.0% Convertible Senior Notes due 2023	$350,000,000(2)	100%(4)	$349,125,000(4)(6)	$44,234
1.5% Convertible Senior Notes due 2024	$450,000,000(3)	100%(4)	$448,875,000(4)(6)	$56,873

(1)	This Schedule TO relates to the exchange by Invitrogen of (a) an aggregate principal amount of up to $350,000,000 of Invitrogen’s new 2.0% Convertible Senior Notes due 2023 (the “New 2.0% Notes”), for a like principal amount of Invitrogen’s currently outstanding 2.0% Convertible Senior Notes due 2023 (the “Existing 2.0% Notes”) and an exchange fee and (b) an aggregate principal amount of up to $450,000,000 of Invitrogen’s new 1.5% Convertible Senior Notes due 2024 (the “New 1.5% Notes” and together with the New 2.0% Notes the “New Notes”), for a like principal amount of Invitrogen’s currently-outstanding 1.5% Convertible Senior Notes due 2024 (the “Existing 1.5% Notes” and together with the Existing 2.0% Notes, the “Existing Notes”) and an exchange fee.
(2)	This amount is the maximum principal amount of Invitrogen’s issued and outstanding Existing 2.0% Notes that Invitrogen may receive from tendering holders.
(3)	This amount is the maximum principal amount of Invitrogen’s issued and outstanding Existing 1.5% Notes that Invitrogen may receive from tendering holders.
(4)	Exclusive of accrued interest and distributions, if any.
(5)	The registration fee of $101,107 has been paid in connection with the Company’s Registration Statement on Form S-4, filed concurrently with this Schedule TO. The amount of the registration fee was calculated, pursuant to Rule 457(f) under the Securities Act of 1933, as amended, based on $798,000,000, the outstanding principal balance as of November 9, 2004 of the Existing 2.0% Notes and Existing 1.5% Notes that Invitrogen may receive from tendering holders, after deducting an aggregate exchange fee of $2,000,000.
(6)	Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. These amounts reflect a reduction for an exchange fee of $2.50 for each $1,000 principal amount of the Notes.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $101,107	Form or Registration No.: S-4 (333-120330)
Filing Party: Invitrogen Corporation	Date Filed: November 9, 2004
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 (this “Amendment”) to Issuer Tender Offer Statement on Schedule TO amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Invitrogen Corporation, a Delaware corporation (“Invitrogen”), on November 9, 2004 (the “Schedule TO”), in connection with its offer to exchange (a) an exchange fee and an aggregate principal amount of up to $350,000,000 of Invitrogen’s New 2.0% Notes for a like principal amount of Invitrogen’s currently outstanding 2.0% Convertible Senior Notes due 2023 (the “Existing 2.0% Notes”) and an exchange fee and (b) an exchange fee and an aggregate principal amount of up to $450,000,000 of Invitrogen’s New 1.5% Notes, for a like principal amount of Invitrogen’s currently-outstanding 1.5% Convertible Senior Notes due 2024 (the “Existing 1.5% Notes” and together with the Existing 2.0% Notes, the “Existing Notes”) upon the terms and subject to the conditions contained in the prospectus dated December 9, 2004 (the “Prospectus”) and the related Letter of Transmittal which are a part of Invitrogen’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission concurrently with the Schedule TO. This Amendment is filed to satisfy the reporting requirements of Section 13(e) of the Securities Act of 1934, as amended, and the rules promulgated thereunder.

The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.

Item 11.  Additional Information.

Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following information:

(b) Other Material Information. On December 9, 2004, Invitrogen issued a press release announcing the results of the exchange offer, which expired at midnight on December 8, 2004. A copy of this press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated in this Item 11(b) by reference.

Item 12. Exhibits.

Exhibit Number	Description of Document

(a)(4)	Prospectus, dated December 9, 2004, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.
(a)(5)(ii)	Press Release issued by Invitrogen Corporation on December 9, 2004, filed pursuant to Rule 425 and incorporated by reference herein (announcing results of the issuer tender offer).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVITROGEN CORPORATION

By /s/ JOHN A. COTTINGHAM
Name:	John A. Cottingham
Title:	Senior Vice President, General Counsel and Secretary

Dated: December 9, 2004

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(4)	Prospectus, dated December 9, 2004, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.
(a)(5)(ii)	Press Release issued by Invitrogen Corporation on December 9, 2004, filed pursuant to Rule 425 and incorporated by reference herein (announcing results of the issuer tender offer).